June 24, 2010

VIA USMAIL and FAX (781) 687-8005

Ms. Christine Sampson
Chief Financial Officer
Interactive Data Corporation
32 Crosby Drive
Bedford, MA 01730

> **Re:** **Interactive Data Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the quarter ended March 31, 2010**
> **File No. 001-31555**

Dear Ms. Sampson,

     We have completed our review of your filings and have no further comments at this time.

     Sincerely,

     Cicely L. LaMothe
     Accounting Branch Chief